UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________________________________________________

Application of Unitil Corporation )
)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1)	RULE 24 UNDER THE PUBLIC
)	UTILITY HOLDING COMPANY ACT
(File No. 70-9633))	of 1935

__________________________________________________________________________

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation ("Unitil"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 27182; File No. 70-9633, June 9, 2000).

Exhibit

Exhibit A -	Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term
Borrowings and Money Pool Transactions for the First quarter of 2002.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By: /s/ Mark H. Collin
Mark H. Collin
Treasurer

Dated: April 29, 2002

				EXHIBIT A
QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS FOR THE FIRST QUARTER OF 2002

		Concord	Exeter & Hampton	Fitchburg
	Unitil	Electric	Electric	Gas & Electric
	Corporation	Company	Company	Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Quarter:
Money Pool	N/A	$304,351	$1,622,667	$16,722,798
Banks	$14,600,000	None	None	None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Quarter*	N/A	2.30%	2.33%	2.29%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Quarter:
Fleet Bank - NH	$13,800,000	None	None	None
Citizens Bank	$5,000,000	None	None	None
Sovereign Bank	None	None	None	None

* Excludes Bank Service and Commitment Fees

EXHIBIT A
QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS FOR THE FIRST QUARTER OF 2002

	UNITIL	UNITIL	UNITIL	UNITIL
	Power	Realty	Service	Resources
	Corp.	Corp.	Corp.	Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Quarter:
Money Pool	None	None	$5,080,660	$875,224
Banks	None	None	None	None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Quarter*	None	None	2.29%	2.30%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Quarter:
Fleet Bank - NH	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None

* Excludes Bank Service and Commitment Fees